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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         S/M REAL ESTATE FUND VII, LTD.
                            (Name of Subject Company)



                         S/M REAL ESTATE FUND VII, LTD.
                      (Name of Person(s) Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     ((CUSIP) Number of Class of Securities)

                               RICHARD E. HOFFMANN
                          SM7 APARTMENT INVESTORS, INC.
                           5520 LBJ FREEWAY, SUITE 500
                               DALLAS, TEXAS 75240
                                 (972) 404-7100
                  (Name, address and telephone number of person
          authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 With a copy to:

                              STEPHEN L. SAPP, ESQ.
                            LOCKE LIDDELL & SAPP LLP
                          2001 ROSS AVENUE, SUITE 3000
                               DALLAS, TEXAS 75201


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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is S/M Real Estate Fund VII, Ltd., a Texas limited partnership (the "Partnership"). The address of the Partnership is 5520 LBJ Freeway, Suite 500, Dallas, Texas 75240. The title of the class of equity securities to which this statement relates is the units of limited partnership interest in the Partnership ("Units")

ITEM 2.  TENDER OFFER OF THE BIDDER.

         This statement relates to the cash tender offer made by MP Value Fund 4, LLC; Moraga-Dewaay Fund, LLC; MP Value Fund 6, LLC; and IG Holdings (collectively, the "Purchasers") to purchase up to 3,324 Units at a purchase price equal to $65 per Unit, less the amount of any distributions declared or made with respect to the Units between December 22, 1998 and January 25, 1999, or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1998 of the Purchasers and the related Letter of Transmittal (which together constitute the "Offer"), disclosed in a tender offer statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 22, 1998 (the "Schedule 14D-1"). The Agreement of Limited Partnership of the Partnership provides, among other things, that, as a condition to assignment of Units, the Partnership has received from the assignor or assignee a transfer fee to cover all reasonable expenses of the transfer, not to exceed $50 per transaction.

         Based on the information in the Schedule 14D-1, the address of the principal executive offices of the Purchasers other than IG Holdings is 1640 School Street, Moraga, California 94556, and the address of the principal executive offices of IG Holdings is 1717 East Morten Avenue, Suite 250, Phoenix, Arizona 85020.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The name and address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

         (b) Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and the Partnership, its executive officers, directors or affiliates are described under Item 13 of the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K"). A copy of such item is filed as Exhibit 1 hereto and incorporated herein by reference. Except as described below, as of the date hereof, except as set forth in Item 13(a) of the Form 10-K, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and (i) the Partnership's executive officers, directors or affiliates or (ii) the Purchasers' executive officers, directors or affiliates.

         On June 23, 1997, the Partnership entered into a letter agreement (the "Letter Agreement") with Peachtree Partners, an affiliate of IG Holdings, which (based on information in the Schedule 14D-1) is one of the Purchasers, which set forth such parties' agreement regarding any proposed acquisition of outstanding Units from Limited Partners by Peachtree Partners or Ira J. Gaines, who (based on information in the Schedule 14D-1) is the sole general partner of IG Holdings, or any of their affiliates. In the Letter Agreement, Peachtree Partners agreed, among other things, that prior to June 23, 1999, neither it nor any of its affiliates, including any person that Peachtree Partners, Mr. Gaines or their affiliates has an advisory relationship with, will, without the prior written consent of the Partnership, directly or indirectly, in any manner, including, without limitation, by tender offer (whether or not pursuant to a filing made with the Securities and Exchange Commission), acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 4.9% (including Units acquired through other means) of the outstanding Units of the Partnership from any Limited Partner or otherwise. A copy of the Letter Agreement is filed as Exhibit 2 hereto and incorporated by reference. The Partnership has not consented to the Offer. The General Partners therefore believe that the Offer by IG Holdings constitutes a breach of the Letter Agreement. Additionally, if any of the other Purchasers is an affiliate of Mr. Gaines or otherwise has an advisory relationship with Mr. Gaines, the General Partners believe such other Purchasers would be in violation of the Letter Agreement. The General Partners are considering their alternatives as a result of this breach.


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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) Recommendation of the General Partners.

         Neither SM7 Apartment Investors Inc. nor Murray Realty Investors VII, Inc., the general partners of the Partnership (collectively, the "General Partners"), has approved the Offer. The General Partners believe that the price per Unit offered to holders of Units ("Limited Partners") in the Offer may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommend that Limited Partners do not tender Units pursuant to the Offer.

         (b) Reasons for the Recommendation.

         In determining to recommend that Limited Partners do not tender their Units in the Offer, the General Partners considered a number of factors, including, without limitation, the following:

                  (1) The price offered by the Purchasers in the offer is approximately 50% below the General Partnership's estimate of net asset value of $130 per Unit. This estimated net asset value was calculated based on a recent appraisal, which valued the Fifth Avenue Apartments (the "Property") at approximately $8 million, adjusted for the cost of sales, the Partnership's remaining assets and liabilities and liquidation expenses. The appraisal was completed in September 1998 as a part of a refinancing that was completed on December 3, 1998. Of course, the actual realizable value per Unit upon a sale of the Property and liquidation of the Partnership would depend on many other factors, including the actual selling price of the Property and Partnership liquidation expenses.

                  (2) The General Partners believe that the tender offer does not adequately reflect the favorable impact of the recent refinancing of the Property. In the refinancing, the Partnership entered into a new loan, which will reduce debt service payments in 1999 by approximately $170,341 (approximately a 25% reduction from the previous loan) and provides $114,375 to be used primarily for the replacement of the existing roof. Although there can be no assurance, the General Partners believe that this refinancing will improve the financial condition of the Partnership and may enable the General Partners to realize a greater sales price than the current appraised value.

                  (3) The General Partners' plan, over the next two years, is to complete the improvements described above and market the Property for sale in an orderly fashion, with the goal of selling the Property to maximize liquidating cash distributions to Limited Partners. Although there can be no assurance as to a particular selling price, it is anticipated that planned improvements to the Property may allow the actual selling price to exceed the current appraised value. There can, however, be no assurance as to when or whether a sale will occur, or whether such a sale will be on terms favorable to the Partnership.

                  (4) A transfer fee, not to exceed $50 per transaction, will apply to any transfers of Units. Therefore, net proceeds to each Limited Partner will be reduced by at least $50.

                  (5) The tender of Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See "Item 8--Certain Federal Income Tax Considerations."

         The General Partners did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the General Partners viewed their positions and recommendations as being based on the totality of information presented to and considered by them.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Partnership nor any person acting on its behalf has retained any person to make solicitations or recommendations to Limited Partners on the Partnership's behalf concerning the Offer.



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ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transaction in Units has been effected during the past 60 days by the Partnership or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership.

         (b) None of the Partnership's executive officers, directors or affiliates own beneficially or of record any Units.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) The Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

         (b) There is no transaction, General Partner resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         (a) Certain Federal Income Tax Considerations.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECT OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR LIMITED PARTNER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax law other than federal income tax laws. Certain Limited Partners (including trusts, foreign persons, tax-exempt organizations or corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service rulings and other pronouncements.

         EACH LIMITED PARTNER SHOULD CONSULT SUCH LIMITED PARTNER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF THE OFFER, INCLUDING THE APPLICATION OF ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership," as that term is defined in the Code.

         Gain or Loss. A taxable Limited Partner will recognize a gain or loss on the sale of such Limited Partner's Units in an amount equal to the difference between (i) the amount realized by such Limited Partner on the sale and (ii) such Limited Partner's adjusted tax basis in the Units sold. The amount realized by a Limited Partner will include the Limited Partner's share of the Partnership's liabilities, if any (as determined under Section 752 of the Code and the regulations thereunder). If the Limited Partner reports a loss on the sale, such loss generally could not be currently deducted by such Limited Partner except against such Limited Partner's capital gains from other investments. However, non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income.

         The adjusted tax basis in the Units of a Limited Partner will depend upon individual circumstances. See "Partnership Allocations in Year of Sale" below. Each Limited Partner who plans to tender Units pursuant to the Offer should consult with such Limited Partner's own tax advisor as to such Limited Partner's adjusted tax basis in such Limited Partner's Units and the resulting tax consequences of a sale.


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         If any portion of the amount realized by a Limited Partner is attributable to such Limited Partner's share of "unrealized receivables" or "inventory items" (as such terms are defined in Section 751 of the Code), a corresponding portion of such Limited Partner's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Section 751 of the Code may result in such Limited Partner recognizing ordinary income with respect to the portion of such Limited Partner's amount realized on the sale of Units that is attributable to such items, while recognizing a capital loss with respect to the remainder of Units.

         A tax-exempt Limited Partner (other than an organization described in Code Sections 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association, 501(c)(17) (supplementary unemployment benefit trust) or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Limited Partner does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

         Partnership Allocations in Year of Sale. A tendering Limited Partner will be allocated the Limited Partner's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Limited Partner will assign to the Purchasers his, her or its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Limited Partner's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by such Limited Partner on the sale of Units.

         Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interest in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. Accordingly, it is possible that transfers of Units made pursuant to the Offer, in combination with other transfers made within 12 months of the Offer, could result in a termination of the Partnership. If so, the Partnership's tax year would close and the Partnership would be treated for income tax purposes as if it had contributed all of its assets and liabilities to a "new" partnership in exchange for an interest in the "new" partnership. The Partnership would then be treated as making a distribution of the interests in the "new" partnership to the new partners and the remaining partners, followed by the liquidation of the Partnership. Because the "new" partnership would be treated as having acquired it assets on the date of the deemed contribution, a new depreciation recovery period would begin on such date, and the Partnership's annual depreciation deductions over the next few years could be reduced. If so, the Partnership would have greater taxable income (or less tax loss) than if no tax termination had occurred. In addition, depreciation may be required to be allocated to those Limited Partners that have a higher tax basis, such as the Purchasers. In addition, a tax termination of the Partnership could have an adverse effect on Limited Partners whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Limited Partners, resulting in a "bunching" of income.

         Suspended Passive Activity Losses. If a Limited Partner sells less than all of its Units pursuant to the Offer, suspended passive losses can be currently deducted (subject to other applicable limitations) to the extent of the Limited Partner's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. If, on the other hand, a Limited Partner sells 100% of its Units pursuant to the Offer, such Limited Partner would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale, free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Limited Partner who is subject to the passive activity loss rules to claim tax losses from the Partnership was limited. Upon sale of all of a Limited Partner's Units, such Limited Partner would be able to use any "suspended" passive activity losses first against any net income or gain from the sale of such Limited Partner's Units and any net income or gain for the taxable year from all other passive activities and second against income from any other source.

         Backup Withholding and FIRPTA Withholding. Limited Partners (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to a 31% backup withholding unless those Limited Partners provide a taxpayer identification number and certify that the tax identification number is correct. Additionally,


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gain realized by a foreign Limited Partner on a sale of a Unit pursuant to the
Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. As reported in the Schedule 14D-1, the Purchasers will withhold 10% of the amount realized by a tendering Limited Partner from the purchase price payment to be made to such Limited Partner unless such Limited Partner properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying such Limited Partner's tax identification number, that such Limited Partner is not a foreign person and such Limited Partner's address. Amounts withheld would be credited against a foreign Limited Partner's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

         (b) Certain Other Information.

         No Affiliation with Purchasers. There is no affiliation between any of the Purchasers and the Partnership or the General Partners. The Offer was not solicited by the General Partners nor anyone associated with the General Partners.

         Secondary Market for Units. While there is not an active market for individual Units, Units are traded on an informal secondary market. The price of limited partnership units sold on the secondary market is subject to negotiation between the buyer and seller (based on, among other things, the number of units held and the seller's willingness to solicit additional offers). Financial representatives and brokers may be able to assist a potential seller of Units.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Item 13 of S/M Real Estate Fund VII, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1997.

Exhibit 9(a)   Letter to Limited Partners, dated January 6, 1999.

Exhibit 9(c) Letter Agreement, dated June 23, 1997, between Peachtree Partners and S/M Real Estate Fund VII.






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1999

                    S/M REAL ESTATE FUND VII, LTD.

                    By:   SM7 Apartment Investors Inc.,
                          a general partner

                          By:      /s/ Richard E. Hoffmann
                              --------------------------------------------------
                                   Richard E. Hoffmann
                                   President, Treasurer and Director


                    By:   MURRAY REALTY INVESTORS III, Inc.,
                          a general partner

                          By:      /s/ Charles W. Karlen
                              --------------------------------------------------
                                   Charles W. Karlen
                                   Vice President




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                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
Exhibit 1         Item 13 of S/M Real Estate Fund VII, Ltd.'s Annual Report on
                  Form 10-K for the year ended December 31, 1997.

Exhibit 9(a)      Letter to Limited Partners, dated January 6, 1999.

Exhibit 9(c)      Letter Agreement, dated June 23, 1997, between Peachtree
                  Partners and S/M Real Estate Fund VII.





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